Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-255446-02

PUBLIC SERVICE COMPANY OF COLORADO

(a Colorado corporation)

$300,000,000 4.10% FIRST MORTGAGE BONDS, SERIES NO. 38 DUE 2032

$400,000,000 4.50% FIRST MORTGAGE BONDS, SERIES NO. 39 DUE 2052

Issuer:	Public Service Company of Colorado (a Colorado corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A1/A/A+ (Stable/Stable/Stable) (Moody’s/S&P/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	May 10, 2022
Settlement Date:	May 17, 2022 (T+5)
	2032 Bonds	2052 Bonds
Principal Amount:	$300,000,000	$400,000,000
Maturity Date:	June 1, 2032	June 1, 2052
Interest Payment Dates:	Semi-annually on June 1 and December 1, commencing on December 1, 2022	Semi-annually on June 1 and December 1, commencing on December 1, 2022
Reference Benchmark Treasury:	1.875% due February 15, 2032	1.875% due November 15, 2051
Benchmark Treasury Price:	90-23	76-04+
Benchmark Treasury Yield:	2.977%	3.117%
Spread to Benchmark Treasury:	+120 bps	+145 bps
Yield to Maturity:	4.177%	4.567%
Coupon:	4.10%	4.50%
Price to the Public:	99.372% of the principal amount	98.909% of the principal amount
Net Proceeds to Issuer:	$296,166,000 (after deducting the underwriting discount but before transaction expenses)	$392,136,000 (after deducting the underwriting discount but before transaction expenses)
Make-Whole Call:	Prior to December 1, 2031 (the 2032 par call date), T+20 bps (calculated to the 2032 par call date)	Prior to December 1, 2051 (the 2052 par call date), T+25 bps (calculated to the 2052 par call date)
Par Call:	On or after December 1, 2031, at par	On or after December 1, 2051, at par
CUSIP/ISIN:	744448CW9 / US744448CW94	744448CX7 / US744448CX77
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	CIBC World Markets Corp. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC Mizuho Securities USA LLC PNC Capital Markets LLC Scotia Capital (USA) Inc.
Co-Managers:	Loop Capital Markets LLC Penserra Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling CIBC World Markets Corp. toll-free at 1-800-282-0822, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or PNC Capital Markets LLC toll-free at 1-855-881-0697.